

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NoAct




04000845

January 12, 2004

Gary W. Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street, HQ12A
San Diego, CA 92101-3017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-12-2004

Re: Sempra Energy
Incoming letter dated December 19, 2003

Dear Mr. Kyle:

This is in response to your letter dated December 19, 2003 concerning the shareholder proposals submitted to Sempra by Chris Rossi and Ray T. Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278



Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

Securities Exchange Act of 1934
Rule 14a-8(i)(3)
Rule 14a-9

December 19, 2003

Via Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Council
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Chevedden Shareholder Proposals

Ladies and Gentlemen:

We have received from John Chevedden two shareholder proposals for inclusion in the proxy materials for our 2004 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule.

Mr. Chevedden has submitted the proposals, on behalf of nominal proponents who, unlike Mr. Chevedden himself, are shareholders of Sempra Energy. The proposals are enclosed as Appendices A-1 and B-1 to this letter.

As is Mr. Chevedden's custom, his proposals contains numerous false and misleading statements and material omissions that would permit their exclusion from our proxy materials pursuant to Rule 14a-8(i)(3) under the Securities Exchange Act of 1934. Many of these are identical to defects which the Staff on numerous prior occasions has required Mr. Chevedden to correct.

We have written to Mr. Chevedden (Appendices A-2 and B-2) calling his attention to the defects in his proposals and requested that he correct them. But, as is also his custom, he has not done so.

Consequently, as more fully discussed below, we urge the Staff to concur in the exclusion from our proxy materials of both of Mr. Chevedden's proposals in their entirety.

In accordance with Rule 14a-8(j), I am enclosing six copies of this letter together with the appendices thereto. Additional copies, together with the appendices, are being concurrently provided to Mr. Chevedden and his nominal proponents.

Chevedden / Rossi Proposal

One of the two proposals submitted by Mr. Chevedden (nominally on behalf of Chris Rossi) would, if approved by shareholders, request the annual election of all directors. The proposal and related correspondence are enclosed as Appendix A.

The second paragraph of the proposal alone contains multiple false and misleading statements and material omissions. Mr. Chevedden's statement that "insiders own 12% of our stock" is simply incorrect. Our directors and officers as a group, as reported in our last proxy statement, own less than 1% of our outstanding shares.

In addition, Mr. Chevedden's references in the second paragraph to the outcome of shareholder proposals regarding "simple majority vote" are simple irrelevant and are misleading for a proposal that relates to the annual election of directors. These references should be deleted.

Also in the second paragraph, Mr. Chevedden's comparison between the shareholder vote on prior proposals relating to the annual election of directors (which are cast in terms of shares voted rather than shares outstanding) and shares supporting the company's opposition to that proposal in 2003 (which is cast in terms of shares outstanding rather than shares voted) is misleading. These comparisons should all be expressed either in terms of shares voted, shares outstanding or both.

Finally, in that same paragraph, Mr. Chevedden's reference to the general website (www.cii.org) of the Council of Institutional Investors requires a more precise reference in order that shareholders may verify the statement cited and the reference should be limited to the particular section of the website that supports that statement.

In the sixth paragraph of the proposal, Mr. Chevedden sets forth the name and address of his nominal proponent. As Mr. Chevedden is well aware, the Shareholder Proposal Rule does not require that we identify a shareholder proponent but instead permits us (as we will do) to state in our proxy statement that the proponent's name and address will be provided to requesting shareholders. Mr. Chevedden may not deprive his targets of this option by including this information in the text of his proposals and it should be deleted.

In the seventh paragraph, Mr. Chevedden's statement that 38 shareholder proposals on the annual election of directors "achieved an impressive 62% average supporting vote in 2003" should state whether the percentage is based on shares voting or all shares outstanding to not be misleading and should also be referenced to a precise citation of supporting authority. Mr. Chevedden's references to the Council of Institutional Investors and institutional ownership of our shares should be also supported by precise citations of authority.

In the eighth paragraph, Mr. Chevedden's reference to our "$27 price in 1993" is simply incorrect. Sempra Energy did not become a publicly traded company until 1998.

In the ninth paragraph Mr. Chevedden's references to Enron, Tyco, WorldCom, Qwest and Global Crossing are highly inflammatory and grossly misleading. There is simply no basis to compare Sempra Energy with these companies in any manner whatsoever and these references should be deleted.

Lastly, in the eleventh paragraph, Mr. Chevedden's reference to the recommendation of the Council of Institutional Investors and its website (www.cii.org) requires a citation to the particular section of the website that supports the referenced investment of the council's members and the recommendation discussed.

Ray T. Chevedden Proposal

Mr. Chevedden's second proposal (nominally submitted on behalf of Ray T. Chevedden) relates to "poison pills" and is also replete with false and misleading statements. The proposal and related correspondence are enclosed as Appendix B.

Initially, we note that the proposal itself is so poorly drafted and internally inconsistent that it is simply unclear what policy (if that is what is being sought) shareholders would be requested to vote upon and what our board would be requested to implement if the proposal were to be approved by our shareholders.

The first sentence of the proposal requests that we not maintain or extend our existing shareholders rights plan without submitting it to a shareholder vote. But is it intended that shareholder approval would be required to maintain or extend the plan? The first sentence itself and the final sentence of the eighth paragraph ("a reversible response...would not substitute for this proposal") seem to suggest so but the final sentence of the second paragraph ("this proposal...gives our Directors the flexibility to ignore our shareholder vote") seems to suggest otherwise.

Or does the first sentence simply contemplate an advisory and non-binding vote before maintaining or extending our rights plan? And, if so, what does the second sentence contemplate given that, as we have advised Mr. Chevedden, we already have a rights plan and under the first sentence would have submitted the plan (if the proposal were to be implemented) to a shareholder vote? Indeed, the second sentence would appear applicable only to companies without a rights plan.

We simply do not know and our shareholders would not know what the proposal seeks. It is so vague and internally inconsistent that it is inherently misleading and as such, may be excluded from our proxy materials. See, for example, The Proctor & Gamble Company (October 25, 2002), Tri-Continental Corp. (March 14, 2000); and Don Jones & Company (March 9, 2000).

In addition, in the second paragraph of the proposal, Mr. Chevedden's reference to the "60% yes – vote at 79 companies in 2003" should state whether the percentage relates to shares voted or all shares outstanding to not be misleading and should also be referenced to a precise citation of supporting authority. In addition, since the proposal appears (to the extent that it is decipherable at all) to differ significantly from most proposals regarding shareholders rights plans, reference to the outcome of proposals at other companies (even if supported by citations) is misleading and should be deleted.

Also, in the third paragraph, Mr. Chevedden sets forth the name and address of his nominal proponent. As noted above with respect to the Chevedden/Rossi proposal, Mr. Chevedden may not deprive his targets of their option to omit the identity of shareholder proponents from their proxy materials. Accordingly, this information should be deleted.

And, in the fourth, sixth, seventh, and ninth paragraphs, Mr. Chevedden includes statements or quotations for which adequate sources of authority are not provided. Each of the statements should be referenced to a precise citation of supporting authority.

Discussion

Year after year after year, Mr. Chevedden submits shareholder proposals to us and numerous other companies that contain the same false and misleading statements and material omissions as those of proposals that he has submitted in prior years.

Year after year after year, we and other companies advise Mr. Chevedden of the defects in his proposals and request that he correct them.

Year after year after year, Mr. Chevedden ignores these requests.

Year after year after year, we and other companies are then compelled to seek no action letters from the Staff to avoid providing our shareholders with misleading proxy materials.

Year after year after year, the Staff permits the defects in Mr. Chevedden's proposals to be corrected – the very same defects that the Staff has repeatedly admonished Mr. Chevedden to correct in prior years and which we and other companies have already called to his attention asked him to correct.

And, year after year after year, the cycle begins anew.

Only Mr. Chevedden can end this cycle and he has no meaningful incentive to do so. He can submit proposals with false and misleading statements and material omissions without any significant risk that his proposals will be excluded from his targets' proxy materials. The Staff will simply permit him to correct his proposal defects or allow his targets to exclude the offending passages but not the entire proposal.

The corrections ultimately occur but only after a wasteful no action letter process that could have been avoided had Mr. Chevedden either heeded the Staff's prior admonitions or corrected his proposals in response to comments from his target companies.

The Staff should provide meaningful incentives to Mr. Chevedden to end this cycle of repeated waste of company and Commission resources. This is particularly so with respect to matters that have been the subject of prior Staff admonitions to Mr. Chevedden and where, as here, his proposal defects have been called to his attention by his target companies and he has been afforded an ample opportunity to correct them.

The Staff should no longer afford Mr. Chevedden the opportunity to correct or require his targets to correct defects that have been previously brought to Mr. Chevedden's attention. The Staff simply should permit these defective proposals to be excluded from proxy materials in their entirety.

*****

Please confirm that the Staff will not recommend to the Commission any enforcement action if Mr. Chevedden's two proposals are excluded in their entirety from the proxy materials for our 2004 Annual Meeting of Shareholders.

If you have any questions regarding this matter or if I can be of any assistance to you in any way, please do not hesitate to telephone me.

Very truly yours,



Gary W. Kyle

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Chris Rossi
P.O. Box 249
Boonville, CA 95415

Appendix A-1

Chris Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Stephen Baum
Chairman
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
PH: 619-696-2034
FX: 619-696-2374

Dear Mr. Baum,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,
Chris Rossi Oct 22-03

cc: Thomas Sanger
Corporate Secretary
PH: 619-696-4644
FX: 619-696-4508
FX: 619-696-4443

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Board of Directors take the necessary steps so that each director is elected annually. (Does not affect the unexpired terms of directors.)

We as shareholders voted in support of this topic and one other key governance topic:

Year	Annual Election of Each Director	Simple Majority vote
2001	52%	54%
2003	56%	59%

These percentages are based on yes and no votes cast. I believe this repeat level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections and insiders own 12% of our stock. Only 29% of Sempra shares outstanding supported our Directors' position on this topic in 2003. The Council of Institutional Investors www.cii.org formally recommends adoption of proposals which win a majority of votes cast. Our Directors have thus violated this policy 4 times.

Since 2001 our Directors have not provided any management position evidence that they consulted with a corporate governance authority who supported this proposal topic. I believe our directors have an obligation to give equal consideration to both sides of this issue.

I can only question how our Directors analyzed these proposals. I believe our directors have done a disservice to their shareholders, employees and customers by committing themselves to the status quo in corporate governance on these key issues. Our Directors may have also overlooked that they could reduce the cost of their Directors' liability insurance, if our Directors improve our corporate governance which includes these key topics.

When something goes wrong at a company, Boards could face liability if they ignored a shareholder proposal that could have prevented the problem.
Source: Seth Taube, Securities Litigation Department, McCarter & English

Chris Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Strong Investor Concern

Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003. Annual election of each Director is a key policy of the Council of Institutional Investors. Institutional investors in general own 54% of our company's stock.

I believe that annual election of each Director is an avenue to express to each Director our concern about our current stock price – compared to its $27 price in 1993.

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing.

I believe it is unfounded the concern expressed by some that the annual election of each director could leave companies without experienced directors. In the unlikely event that shareholders vote to replace all directors, such a decision would express dissatisfaction with the incumbent Directors and would reflect the need for change.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for annual election of each Director.

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
Shareholder proposals still get no respect, TSC, May 12, 2003
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company is unable to locate these or other references.



Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

October 31, 2003

Via Federal Express
Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Rossi Shareholder Proposal

Dear Mr. Chevedden:

This letter is in response to the shareholder proposal that we have received from Chris Rossi for inclusion in the proxy materials for our 2004 Annual Meeting of Shareholders. In his letter, which we received on October 25, Mr. Rossi requests that we direct all communications regarding the proposal to you.

This letter will call your attention to a number of deficiencies in the proposal that, if not promptly and appropriately corrected, may permit us to omit the proposal from our proxy materials.

Initially, we note that Mr. Rossi has included his name and address in the text of his proposal. As you and Mr. Rossi are both very well aware, the SEC's Shareholder Proposal Rule permits a company to omit this information from its proxy statement if it includes a statement that the information will be provided to requesting shareholders. The SEC has repeatedly advised shareholder proponents that they may not deprive companies of this option by including the information in the text of their proposals. Accordingly, in the event that Mr. Rossi's proposal is included in our proxy materials, we will omit the paragraph of the proposal that includes his name and address. Instead, in our proxy statement we will advise our shareholders that they may obtain the name and address of the shareholder proponent by a written or oral request to the company.

We also note that the proposal is replete with incorrect, misleading or irrelevant statements that must be corrected or omitted if the proposal is to be included in our proxy materials. These include the following:

1. The statement that "insiders own 12% of our stock" is simply incorrect and must be omitted or corrected. As reported in the proxy statement for our 2003 Annual Meeting, directors and executive officers as a group own less than .5% of our outstanding shares.

2. The references to the outcome of shareholder proposals regarding "simple majority vote" are simply irrelevant to Mr. Rossi's proposal which relates to the annual election of directors. These references must be deleted.

3. The comparison between the shareholder vote on prior proposals relating to the annual election of directors (which are cast in terms of shares voted rather than shares outstanding) and shares supporting the company's opposition to the proposal in 2003 (which is cast in terms of shares outstanding rather than shares voting) is misleading. These comparisons must all be expressed either in terms of shares voted, shares outstanding or both.

4. The statement that 38 shareholder proposals on the annual election of directors "achieved an impressive 62% average supporting vote in 2003" must state whether the percentage is based on shares voted or shares outstanding. In addition, this statement must be referenced in the text of the proposal to a citation of supporting authority.

5. The statement that "institutional investors in general own 54% of our company stock" must also be referenced in the text of the proposal to a citation of supporting authority.

6. The reference to a Sempra Energy "$27 price in 1993" is simply incorrect and must be omitted. Sempra Energy did not become a publicly traded company until 1998.

7. The references to Enron, Tyco, WorldCom, Qwest, and Global Crossing are highly inflammatory and grossly misleading. They must be omitted. There is simply no basis to compare Sempra Energy with these companies in any manner whatsoever.

If these deficiencies are not promptly and appropriately corrected, we may seek to omit Mr. Rossi's proposal from our proxy materials. Of course, calling your attention to these deficiencies does not wave any other basis that we may have for omitting the proposal.


Very truly yours,

Gary W. Kyle

cc: Chris Rossi
P.O. Box 249
Boonville, CA 95415

Bcc: Javade Chaudhri
Tom Sanger

135018 v3
GWK/av

Appendix B-1

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Received
11/14/03

Mr. Stephen Baum
Chairman
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
PH: 619-696-2034
FX: 619-696-2374

Dear Mr. Baum,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden 10-26-03

cc: Thomas Sanger
Corporate Secretary
PH: 619-696-4644
FX: 619-696-4508
Gary Kyle
PH: 619-696-4373
FX: 619-696-4443

The attached proposal is submitted consistent with the above letter.
Sincerely,
John Chevedden November 14, 2003

Ray T. Chevedden and Veronica G. Chevedden family Trust 050490
Record Holder

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes.

This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern on this topic. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder vote if our Directors seriously believe they have a good reason.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

"Ultimately if you perform well you remain independent, because your stock price stays up."

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill with not even a subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for shareholder approval of poison pills.

Director Confidence in Our Management

I believe that, if our Directors take the steps to adopt this proposal, our Directors will signal their confidence that our management will be the best management to maintain shareholder value. I believe adoption would be an expression of our Directors' confidence that our company will not become undervalued during their tenure.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002



Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

November 5, 2003

Via Federal Express
Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Ray T. Chevedden Shareholder Proposal

Dear Mr. Chevedden:

This letter is in response to the shareholder proposal that we have received from Ray T. Chevedden for inclusion in the proxy materials for our 2004 Annual Meeting of Shareholders. In his letter, which we received on October 29, he requests that we direct all communications regarding the proposal to you.

This letter will call your attention to a number of deficiencies in the proposal that, if not promptly and appropriately corrected, may permit us to omit the proposal from our proxy materials.

Initially, we note that the proposal appears to differ significantly from other "poison pill" proposals that you have submitted in recent years to many other companies. And, unlike your earlier proposals, it is simply unclear what policy (if that is what is being sought) we would be requested to implement if the proposal were to be approved by shareholders. In this regard, you should keep in mind that Sempra Energy already maintains a shareholders rights plan.

The first sentence of the proposal appears to contemplate a policy that we would not maintain or extend our shareholders rights plan unless doing so had been "submitted to a shareholder vote." Is it intended that shareholder approval would be required? The first sentence itself and the final sentence of the eighth paragraph ("a reversible response ... would not substitute for this proposal") seem to suggest so but the final sentence of the second paragraph ("this proposal ... gives our Directors the flexibility to ignore our shareholder vote") seems to suggest otherwise.

Or does the first sentence simply contemplate an advisory and non-binding vote before maintaining or extending our shareholder rights plan? And, if so, what does the second sentence contemplate given that we already have a rights plan and under the first sentence would have submitted the plan (if the proposal were to be implemented) to a shareholder vote. Indeed, the second sentence would appear applicable only to companies without a rights plan.

We simply do not know what the proposal seeks. Nor would our shareholders know what they are voting upon. The proposal is so vague and internally inconsistent that, unless appropriately and promptly clarified, it is inherently misleading and may be properly omitted from our proxy materials.

Although it is difficult to comment on such a poorly drafted proposal, it appears that (at a minimum) any clarification should clearly indicate whether the shareholder submission required by the first sentence contemplates a requirement for shareholder approval or a non-binding advisory vote. If approval is contemplated, the sentence in the second paragraph regarding "flexibility to ignore our shareholder vote" should be eliminated. If a non-binding advisory vote is contemplated, the statement in the eighth paragraph that a "reversible response ... would not substitute" should be eliminated. In addition, since we already have a shareholder's rights plan in place, the second sentence of the proposal should be eliminated.

Next, we note that the proponent has included his name and address in the text of the proposal. As you are very well aware, the SEC's Shareholder Proposal Rule permits a company to omit this information from its proxy statement if it includes a statement that the information will be provided to requesting shareholders. The SEC has repeatedly advised shareholder proponents that they may not deprive companies of this option by including the information in the text of their proposals. Accordingly, in the event the proposal is included in our proxy materials, we will omit the paragraph of the proposal that includes the proponent's name and address. Instead, in our proxy statement we would advise our shareholders that they may obtain the name and address of the shareholder proponent by a written or oral request to the company.

We also note that the proposal is replete with statements that are misleading, do not provide supporting citations or provide inadequate citations. These, must be corrected if the proposal is to be included in our proxy materials, including the following:

1. The reference to the "60% yes-vote at 79 companies in 2003" requires a specific citation of authority and must be clarified to indicate whether the 60% relates to shares voted or all shares outstanding. Moreover, since the proposal differs significantly from most proposals regarding "poison pills" we believe this statement, even if supported by citations, would be misleading and should be deleted.

2. The citation to "Morningstar.com" requires a more precise reference in order the shareholders may verify the statement cited and must be limited to that particular section of the website.

3. The reference to "The Motley Fool" also requires a more precise reference.

4. The "T.J. Dermot Dumphy" also requires a specific reference.

5. The reference to the website of the Counsel of Institutional Investors must be precisely confined to the particular portion of the website that supports the matters discussed.

If these deficiencies are not promptly and appropriately corrected, we may seek to omit the proposal from our proxy materials. Of course, calling your attention to these deficiencies does not wave any other bases that we may have for omitting the proposal.

Very truly yours,



Gary W. Kyle

cc: Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

135248v4
GWK/av

Received [handwritten, illegible]

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. Stephen Baum
Chairman
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
PH: 619-696-2034
FX: 619-696-2374

Dear Mr. Baum,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden 10-26-03

cc: Thomas Sanger
Corporate Secretary
PH: 619-696-4644
FX: 619-696-4508
Gary Kyle
PH: 619-696-4373
FX: 619-696-4443

Ray T. Chevedden and Veronica G. Chevedden family Trust 050490
Record Holder

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote. Also once adopted, removal or dilution of such provision to be submitted to an advisory shareholder vote at the earliest next election.

This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern on this topic. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder vote if our Directors seriously believe they have a good reason.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.
Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.
Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.
Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

"Ultimately if you perform well you remain independent, because your stock price stays up."
T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill with not even a subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for shareholder approval of poison pills.

Director Confidence in Our Management

I believe that, by our Directors taking the steps to adopt this proposal, our Directors will signal their confidence that our management will be the best management to maintain shareholder value.

I believe adoption would be an expression of our Directors' confidence that our stock will not become an undervalued takeover target.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company is unable to locate these or other references and specify the particular item(s).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter dated December 19, 2003

The Chevedden proposal requests that the adoption, maintenance or extension of any poison pill be voted on by shareholders. The Rossi proposal requests that the entire board of directors be elected annually.

We are unable to concur in your view that Sempra may exclude the entire Chevedden proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence that begins "This topic won an ..." and ends "... 79 companies in 2003."
- revise the sentence attributed to Morningstar.com to directly quote the sentence from the source;
- revise the sentences attributed to The Motley Fool to directly quote the sentence from the source;
- revise the sentences attributed to T.J. Dermot Dunphy to clearly identify which sentences are direct quotes; and
- revise the reference to www.cii.org to provide a citation to a specific source.

Accordingly, unless the proponent provides Sempra with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Sempra omits only these portions of the supporting statement from its proxy statement in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that Sempra may exclude the proponent's name and address from the supporting statement under rule 14a-8(l). Accordingly, it is our view that Sempra may omit the sentence that begins "Ray T. Chevedden ..." and ends "... submitted this proposal."

We are unable to concur in your view that Sempra may exclude the entire Rossi proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the discussion that begins "I believe this repeat level of ..." and ends "... own 12% of our stock."

- revise both the references to www.cii.org to provide citations to a specific source;

- provide a citation to a specific source for the discussion that begins "Strong Investor Concern ..." and ends "... own 54% of our company's stock"; and

- provide a citation to a specific source for the statement "compared to its $27 price in 1993."

Accordingly, unless the proponent provides Sempra with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Sempra omits only these portions of the supporting statement from its proxy statement in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that Sempra may exclude the proponent's name and address from the supporting statement under rule 14a-8(l). Accordingly, it is our view that Sempra may omit the sentence that begins "Chris Rossi ..." and ends "... submitted this proposal."

Sincerely,



Michael R. McCoy
Attorney-Advisor